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WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

October 5, 2016

Via EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

File No. 333-213256

Re:	Berkshire Hills Bancorp, Inc.

Registration Statement on Form S-4

Filed August 23, 2016

File No. 333-213256

Dear Ms. Martin:

We are in receipt of your letter dated September 19, 2016 regarding the review of the Registration Statement on Form S-4 for Berkshire Hills Bancorp, Inc. (the “Company”), which was filed on August 23, 2016. The following paragraphs reference the comments cited and the Company’s responses to those comments.

SEC Comment

Calculation of Registration Fee

1.	To the extent that the number of shares included in the registration fee table does not include the additional shares that could be issued to avoid termination of the merger agreement (refer to your disclosure on page 63), please include footnote disclosure to the calculation of registration fee table acknowledging that the company will file a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, to reflect the increase in the number of shares of the Company's common stock to be issued to avoid termination if necessary.

Response

The Calculation of Registration Fee disclosure has been revised in response to this comment.

Erin E. Martin, Esq.

October 5, 2016

SEC Comment

Proposal I – The Proposed Merger

Background of the Merger, page 30

2.	We note on page 30 that Houlihan Lokey compiled a list of potential buyers and that in late-March 2016, First Choice authorized them to begin contacting institutions on that list. Please revise your disclosure to explain why First Choice decided to deal exclusively with Berkshire Hills. In so doing, please ensure that you address whether First Choice received competing offers prior to signing the exclusivity agreement with you as well as the factors that led them to choose to negotiate with you instead of another potential buyer.

Response

The Background of the Merger disclosure has been revised in response to this comment.

SEC Comment

Proposal I – The Proposed Merger

Background of the Merger, page 30

3.	We note your disclosure on pages 31-32 about the evolution of the agreed-upon merger consideration and note that the price per share declined from $16.25 to $14.73 on June 24, 2016, the date preceding the public announcement of the transaction. You also disclose on page 32 that after the concept of the "First Choice Bank Common Stock Special Dividend" was raised on June 6, 2016, First Choice's board unanimously authorized the special committee to move forward with negotiations. Please revise your disclosure to explain the factors that led to the lower merger consideration. In so doing, please explain what impact the "First Choice Bank Common Stock Special Dividend" had on the negotiations, if any, making sure to revise your disclosure to explain how it was considered, negotiated, revised and agreed upon.

Response

The Background of the Merger disclosure has been revised in response to this comment.

SEC Comment

Proposal I – The Proposed Merger

Background of the Merger, page 30

4.	You disclose on page 32 a series of negotiations about key terms of the merger agreement between the parties, including "extensive" conference calls that took place between First Choice and its counsel, Pepper Hamilton LLP. You also disclose that your board considered a final draft of the merger agreement in conjunction with discussions with counsel. Please revise your discussion to explain the specific issues the parties considered and how the discussion about these issues evolved.

Erin E. Martin, Esq.

October 5, 2016

Response

The Background of the Merger disclosure has been revised in response to this comment.

SEC Comment

Proposal I – The Proposed Merger

Background of the Merger, page 30

5.	We note your disclosure on page 32 regarding the financial presentations that Sandler O'Neill made to the board on June 15, 2016 and 23, 2016, respectively, as well as their presentation of a fairness opinion, which also occurred on June 23, 2016. Please revise to provide the disclosure required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A and file the fairness opinion as an exhibit, as required by Item 21(c) to Form S-4.

Response

A new section entitled “Opinion of Berkshire Hills Bancorp’s Financial Advisor, Sandler O’Neill & Partners, L.P.” has been added to “Proposal I – The Proposed Merger.”

SEC Comment

Berkshire Hills Bancorp's and Berkshire Bank's Reasons for the Merger, page 35

6.	Please revise this section to explain whether there were any negative factors that your board considered when evaluating whether to acquire First Choice.

Response

The Berkshire Hills Bancorp’s and Berkshire Bank’s Reasons for the Merger disclosure has been revised in response to this comment.

SEC Comment

Berkshire Hills Bancorp's and Berkshire Bank's Reasons for the Merger, page 35

7.	We note the third bullet point in this section. Please revise to briefly explain why you believe the transaction will improve your earnings, capital and liquidity ratios.

Response

The Berkshire Hills Bancorp’s and Berkshire Bank’s Reasons for the Merger disclosure has been revised in response to this comment.

Erin E. Martin, Esq.

October 5, 2016

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Wm. Gordon Prescott, Esq., Berkshire Hills Bancorp, Inc.

Joshua Dilk, Securities and Exchange Commission